UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

IncrediMail Ltd.
(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M5364E 104
(CUSIP Number)

Yacov Kaufman c/o IncrediMail Ltd. 4 HaNechoshet Street, Tel Aviv 69710, Israel (972-3) 769-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Ofer Adler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 704,456 Ordinary Shares(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 704,456 Ordinary Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,456 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes options currently exercisable into 37,500 Ordinary Shares.
(2)
Based on 10,094,328 Ordinary Shares that the Issuer advised were issued and outstanding as of the date of this report (including the Reporting Person’s options currently exercisable into 37,500 Ordinary Shares).

SCHEDULE 13D/A

This Amendment No. 2 to the Statement on Schedule 13D (this “Statement”) is being filed on behalf of the undersigned to further amend Schedule 13D ( “Schedule 13D”) which was originally filed on February 26, 2009 and amended by Schedule 13D/A filed on September 8, 2009, relating to the ordinary shares, nominal value 0.01 New Israeli Shekels per share (the “Ordinary Shares”), of IncrediMail Ltd., a company organized under the laws of Israel (the “Issuer”).   Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of Schedule 13D is hereby amended and restated as follows:

This Statement on Schedule 13D (this “Statement”) is being filed on behalf of the undersigned to amend Schedule 13D (“Schedule 13D”) which was originally filed on February 26, 2009 and amended by Schedule 13D/A filed on September 8, 2009, relating to the ordinary shares, nominal value 0.01 New Israeli Shekels per share (the “Ordinary Shares”), of IncrediMail Ltd., a company organized under the laws of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is 4 HaNechoshet Street, Tel Aviv 69710, Israel.

Item 2.       Identity and Background

Item 2 of Schedule 13D is hereby amended and restated as follows:

        (a)-(f) This Statement is being filed by Mr. Ofer Adler (the “Reporting Person”) with respect to the 704,456 Ordinary Shares owned by him and by Ofer Adler Holdings Ltd. and Ofer Adler Investments (1999) Ltd., each of which are Israeli companies and wholly owned by the Reporting Person. The Reporting Person’s business address is 4 HaNechoshet Street, Tel Aviv 69710, Israel and his present principal occupation is director of the Issuer. The Reporting Person is an Israeli citizen. During the last five (5) years he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended to add the following sentence:

As of the date of this amended report on Schedule 13D and giving effect to the transactions reported herein, Mr. Ofer Adler beneficially owns approximately 704,456 Ordinary Shares (including 190,000 held by Ofer Adler Holdings Ltd. and 241,167 held by Ofer Adler Investments (1999) Ltd., his wholly-owned subsidiaries), or 6.98%, of the Issuer’s total number of issued and outstanding Ordinary Shares.

Item 5.       Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) The disclosure under Item 3 above and Items 11 and 13 of the cover page of the Reporting Person, are incorporated herein by reference. Mr. Ofer Adler beneficially owns approximately 704,456 Ordinary Shares (including 190,000 held by Ofer Adler Holdings Ltd. and 241,167 held by Ofer Adler Investments (1999) Ltd., his wholly-owned subsidiaries), or 6.98%, of the Issuer’s total number of issued and outstanding Ordinary Shares.

(b) The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the Ordinary Shares disclosed in Item 5(a) above.

(c) The following table sets forth all the transactions in the Ordinary Shares effected by the Reporting Person during the past 60 days. All such transactions were performed by the Reporting Person as part of a Purchase Agreement dated January 24, 2011 made between the Reporting Person, the Issuer and certain Purchasers (as defined therein), pursuant to which the Reporting Person agreed to sell and transfer to the Purchasers an aggregate of 1,020,000 Ordinary Shares, for a purchase price of $6.70 per share.

Date of Sale:	Number of Ordinary Shares Sold	Price Per Share
January 25, 2011	1,020,000	$6.70

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2011

/s/ Ofer Adler
OFER ADLER